               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                  Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934

         For the years ended December 31, 1997 and 1996
                  Commission File Number 1-4166

                      FRONTIER CORPORATION
                           EMPLOYEES'
                     RETIREMENT SAVINGS PLAN
                       (Full name of plan)

                      FRONTIER CORPORATION
                  (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                 Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

      Index to Financial Statements and Schedules                  Page 1
      Report of Independent Accountants                            Page 2
      Statements of Net Assets Available for Benefits, with
       Fund Information at December 31, 1997 and 1996              Pages 3 - 4
      Statement of Changes in Net Assets Available for Benefits,
       with Fund Information for the Year Ended December 31, 1997  Page 5
      Notes to Financial Statements                                Pages 6 - 9
      Schedule of Assets Held for Investment                       Schedule I
      Schedule of Reportable Transactions                          Schedule II

The following exhibit is filed as part of this Report.

      Consent of Independent Accountants

Frontier Corporation Employees'
Retirement Savings Plan
Financial Statements
December 31, 1997 and 1996

Frontier Corporation
Employees'Retirement Savings Plan
Index to Financial Statements                                    Page 1
------------------------------------------------------------------------

Report of Independent Accountants                                Page 2


Statements of Net Assets Available for Benefits, with
 Fund Information at December 31, 1997 and 1996                  Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits,
 with Fund Information for the Year Ended December 31, 1997      Page 5


Notes to Financial Statements                                    Pages 6 - 9


Line 27a - Schedule of Assets Held for Investment Purposes       Schedule I


Line 27d - Schedule of Reportable Transactions                   Schedule II

                Report of Independent Accountants


April 24, 1998

To the Participants and Administrator of the Frontier Corporation Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information, and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Employees' Retirement Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Fund Information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP

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
FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 3
                              Fund Information at December 31, 1997
                              -------------------------------------------------------------------
                                     Fund A      Fund B      Fund C      Fund D        Fund E
Assets
Investments, at fair value:
 Registered investment
  companies -
  Putnam Income Fund              $12,539,046
  Putnam Global Growth Fund                   $18,163,092
  Putnam Voyager Fund                                     $42,749,688
  Putnam Fund for Growth
   and Income
  Putnam Asset Allocation Fund
   Balanced Portfolio
 Common trust -
   Putnam S & P 500 Index Fund                                                      $28,049,444
 Frontier Corporation Common Stock
 Participant loans

Investments, at contract value:
 Stable Value Fund                                                    $36,395,304
                     --------------------------------------------------------------------------
   Total investments              12,539,046  18,163,092   42,749,688  36,395,304    28,049,444
                     --------------------------------------------------------------------------
Receivables:
 Participants' contributions
 Employer's contributions

   Total receivables
                     --------------------------------------------------------------------------
   Total assets                  12,539,046   18,163,092   42,749,688  36,395,304    28,049,444
                     --------------------------------------------------------------------------
Net assets available
 for benefits                   $12,539,046  $18,163,092  $42,749,688 $36,395,304   $28,049,444
                     ==========================================================================

 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 3 CONT.
                              Fund Information at December 31, 1997
                              --------------------------------------------------------------------
                                                               Participant
                                  Fund F    Fund G    Fund H     Loans        Other        Total
Assets
Investments, at fair value:
 Registered investment
  companies -
  Putnam Income Fund                                                                   $12,539,046
  Putnam Global Growth Fund                                                             18,163,092
  Putnam Voyager Fund                                                                   42,749,688
  Putnam Fund for Growth
   and Income                            $1,059,892                                      1,059,892
  Putnam Asset Allocation Fund
   Balanced Portfolio                                $460,457                              460,457
 Common trust -
   Putnam S & P 500 Index Fund                                                          28,049,444
 Frontier Corporation
  Common Stock               $56,678,052                                                56,678,052
 Participant loans                                             $6,712,102                6,712,102

Investments, at contract value:
 Stable Value Fund                                                                      36,395,304
                     -----------------------------------------------------------------------------
   Total investments          56,678,052   1,059,892   460,457  6,712,102              202,807,077
                     -----------------------------------------------------------------------------
Receivables:
 Participants' contributions                                              $1,025,512     1,025,512
 Employer's contributions                                                    258,126       258,126
                                                                          ------------------------
   Total receivables                                                       1,283,638     1,283,638
                    ------------------------------------------------------------------------------
   Total assets               56,678,052   1,059,892  460,457   6,712,102  1,283,638   204,090,715
                    ------------------------------------------------------------------------------
Net assets available
 for benefits                $56,678,052  $1,059,892 $460,457  $6,712,102 $1,283,638  $204,090,715
                    ==============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 4

                        Fund Information at December 31, 1996

                                                                                                Participant
                          Fund A       Fund B      Fund C       Fund D     Fund E      Fund F      Loans      Other      Total

Assets
Investments, at fair value:
  Registered investment companies -
   Putnam Income
    Fund             $ 11,650,526                                                                                     $11,650,526
   Putnam Global Growth Fund      $15,560,199                                                                          15,560,199
   Putnam Voyager Fund                         $34,155,805                                                             34,155,805
  Common trust -
   Putnam S & P 500 Index Fund                                         $18,789,909                                     18,789,909
  Frontier Corporation Common Stock                                                $45,283,094                         45,283,094
  Participant loans                                                                            $6,006,035               6,006,035

Investments, at contract value:
  Stable Value Fund                                        $39,514,456                                                 39,514,456
                     ------------------------------------------------------------------------------------------------------------
Total investments      11,650,526  15,560,199   34,155,805  39,514,456  18,789,909  45,283,094  6,006,035             170,960,024
                     -------------------------------------------------------------------------------------------------------------

Receivables:
  Participants' contributions                                                                             $1,178,593    1,178,593
  Employer's contributions                                                                                   478,034      478,034
  From other plan                                                                                          1,018,239    1,018,239
                                                                                                          -----------------------
    Total receivables                                                                                      2,674,866    2,674,866
                     ------------------------------------------------------------------------------------------------------------
    Total assets       11,650,526  15,560,199   34,155,805  39,514,456  18,789,909  45,283,094  6,006,035  2,674,866  173,634,890
                     ------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits         $11,650,526 $15,560,199  $34,155,805 $39,514,456 $18,789,909 $45,283,094 $6,006,035 $2,674,866 $173,634,890
                     ============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 5

                  Fund Information for the Year Ended December 31, 1997

Participant
                              Fund A          Fund B          Fund C        Fund D        Fund E
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends  $    799,265    $ 3,287,002     $  2,552,887   $ 2,380,747
    Realized gain (loss), net   55,630        530,984        1,440,228                    $ 1,128,900
  Net appreciation
   (depreciation) in fair
    value of investments       117,823     (1,714,125)       4,739,557                      5,196,327
  Participant loan interest
   income
  Other income                    482                           3,870
 Contributions -
  Participants'
   contributions             1,609,570      2,762,072        5,345,304     2,163,428        3,678,905
  Employer's contributions
                          ---------------------------------------------------------------------------
   Total additions           2,582,770      4,865,933       14,081,846     4,544,175       10,004,132
                          ---------------------------------------------------------------------------
Deductions
Deductions from net assets
 attributed to:
 Benefits paid to
  participants               1,299,158      2,243,220        4,616,664     7,455,050        2,440,469
 Other expense                   1,582          3,034            6,503         4,135            3,180
                          ---------------------------------------------------------------------------
   Total deductions          1,300,740      2,246,254        4,623,167     7,459,185        2,443,649
                          ---------------------------------------------------------------------------
Net increase (decrease) prior
 to fund transfers           1,282,030      2,619,679        9,458,679    (2,915,010)       7,560,483
Interfund transfers, net      (342,345)        84,462         (681,979)     (510,368)       1,759,813
Transfers (to) from
 other plans                   (51,165)      (101,248)        (182,817)      306,226          (60,761)
                          ---------------------------------------------------------------------------
   Net increase (decrease)     888,520      2,602,893        8,593,883    (3,119,152)       9,259,535

Net assets available for benefits:
 Beginning of year          11,650,526     15,560,199       34,155,805    39,514,456       18,789,909
                          ----------------------------------------------------------------------------
 End of year               $12,539,046    $18,163,092      $42,749,688   $36,395,304      $28,049,444
                          ============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 5 CONT.

                  Fund Information for the Year Ended December 31, 1997

                                                                        Participant
                                Fund F        Fund G          Fund H       Loans           Other           Total
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends      $1,919,371    $   90,146     $ 32,328                                      $ 11,061,746
  Realized gain (loss), net     (760,326)            5         (243)                                        2,395,178
  Net appreciation
   (depreciation) in fair
    value of investments       5,512,053       (73,197)     (41,380)                                       13,737,058
  Participant loan interest
   income                                                               $  399,608                            399,608
  Other income                    22,317                                                                       26,669
 Contributions -
  Participants' contributions  2,819,298        33,834       16,760                    $1,025,512          19,454,683
  Employer's contributions     6,292,181                                                  258,126           6,550,307
                          -------------------------------------------------------------------------------------------
   Total additions            15,804,894        50,788        7,465        399,608      1,283,638          53,625,249
                          -------------------------------------------------------------------------------------------
Deductions
Deductions from net assets
 attributed to:
 Benefits paid to
  participants                 4,574,708         1,234          955        379,650                         23,011,108
 Other expense                     1,557            14            4                                            20,009
                          -------------------------------------------------------------------------------------------
   Total deductions            4,576,265         1,248          959        379,650                         23,031,117
                          -------------------------------------------------------------------------------------------
Net increase (decrease) prior
 to fund transfers            11,228,629        49,540        6,506         19,958      1,283,638          30,594,132
Interfund transfers, net         264,811     1,010,352      453,951        636,169     (2,674,866)                  -
Transfers (to) from other plans  (98,482)                                   49,940                           (138,307)
                          -------------------------------------------------------------------------------------------
   Net increase (decrease)    11,394,958     1,059,892      460,457        706,067     (1,391,228)         30,455,825
Net assets available for benefits:
 Beginning of year            45,283,094                                 6,006,035      2,674,866         173,634,890
                          -------------------------------------------------------------------------------------------
 End of year                 $56,678,052    $1,059,892     $460,457     $6,712,102     $1,283,638        $204,090,715
                         ============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


1.  Description of the Plan

   The Frontier Corporation Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.

   During Plan year end December 31, 1997, the RG Data Inc.
   401(k) Retirement Plan was merged into the Frontier
   Corporation Employees' Retirement Savings Plan.  Net assets of
   $512,997 were transferred from this plan during Plan year end
   December 31, 1997.

   During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers (to) from other plans.

   During Plan year end December 31, 1996, the following plans merged into the Frontier Corporation Employees' Retirement Savings Plan: ETI Retirement Savings Plan, Confertech International Employee Savings 401(k) Plan, and the Allnet Communication Services, Inc. 401(k) Plan. Net assets of $19,949,570 were transferred from these plans during Plan year end December 31, 1996.

   Effective December 31, 1996, the Link USA Corporation 401(k)
   Plan merged with the Plan. At December 31, 1996, $1,018,239 was owed to the Plan from the former trustee of the Link USA
   Corporation 401(k) Plan.

   The principal provisions of the Plan are described below and are provided for general information purposes only.
   Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   Participation
   -------------
   Certain non-bargaining employees are eligible to participate in the Plan upon the first of the month after 30 days of employment.

   Administration
   --------------
   The Plan is administered by the Company's Employee Benefit
   Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary
   Trust Company.

   Funding Policy
   --------------
   Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

      Fund A  -   Putnam Income Fund - Funds are primarily invested
                  in Corporate bonds and U.S. government and agency obligations.

      Fund B    -  Putnam Global Growth Fund - Funds are
                  primarily invested in foreign and domestic common stocks.

      Fund C  -   Putnam Voyager Fund - Funds are invested in
                  emerging growth companies and opportunity stocks.

      Fund D  -   Stable Value Fund - Funds are invested in an
                  insurance company pooled separate account.

      Fund E  -   Putnam S & P 500 Index Fund - Funds are primarily
                  invested in stocks that comprise the S & P 500
                  Index.

      Fund F       Frontier Corporation Common Stock - Funds are
                  invested in common stock of Frontier
                  Corporation.

      Fund G  -   Putnam Fund for Growth and Income - Funds are
                  primarily invested in common stocks.

      Fund H    -  Putnam Asset Allocation Fund Balanced
                  Portfolio - Funds are invested in stocks, bonds and money market instruments.

   The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore the plan does not record activity on a unit value basis.

   The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

   Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

   Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation. In addition, each payroll period, the Company contributes .5% of the payroll period compensation for each of its employees who is a participant in the Plan. All employer contributions will be invested initially in Fund F. All employer contributions invested in this Fund must remain for five years, while an active participant, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this Fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in Fund F to any other funds or retain the amounts in this Fund.

   Each Plan year, the Company, at its discretion, may contribute additional amounts to participants.

   Vesting
   -------
   Participants are immediately 100% vested in their individual account and all employer matching contributions and earnings thereon.

   Payment of Benefits
   -------------------
   Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2, but who has not yet terminated employment may withdraw all or a portion of his or her accumulated account balance in accordance with the terms of the Plan.

   If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $3,500, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $3,500, the balance must be cashed out as soon as administratively practicable.

   Individual Participant Loans
   ----------------------------
   Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current Plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1997, $2,999,876 in loans were disbursed and principal repayments of $2,363,707 were made.

   Plan Termination
   ----------------
   Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order priority set forth in Section 4044 of ERISA.

   The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
   Corporation.

   The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam
   Investment, Inc. registered investment company funds are party-in-interest investments.

2. Summary of Significant Accounting Policies

   The financial statements have been prepared on the accrual basis of accounting.

   Use of Estimates
   ----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

   Contributions and Benefits Paid
   -------------------------------
   Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

   Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F.
   Purchases and sales of securities are recorded on the trade date.

   Administrative Expenses
   -----------------------
   Significant expenses associated with the Plan are paid by the Company.

   Valuation of Investment Assets
   ------------------------------
   The Plan's interest in registered investment companies, a common trust, and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1997 and 1996.

3. Participant Accounts

   As of December 31, 1997 and 1996, the Plan held 2,355,452 and 2,001,454 shares of Frontier Corporation common stock at a fair market value of $56,678,052 and $45,283,094, respectively. Of these shares, 265,683 were contributed by the Company during the Plan year ended December 31, 1997, as the Company's matching contribution. During the Plan year ended December 31, 1997, 100,088 shares of Frontier Corporation common stock were distributed to participants.

4. Federal Income Tax Status

   The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
Line 27a - Schedule of Assets Held for Investment Purposes               Schedule I
-------------------------------------------------------------------------------------------------------

                                                                                             Current
                                                           Number                            value at
                                                             of                            December 31,
Description/Issuer                                         shares               Cost           1997
Interests in Registered Investment Companies:
 * Putnam Income Fund                                     1,763,579        $ 12,153,001    $ 12,539,046
 * Putnam Global Growth Fund                              1,823,604          18,717,742      18,163,092
 * Putnam Voyager Fund                                    2,244,078          33,890,291      42,749,688
 * Putnam Growth and Income Fund                             54,242           1,133,089       1,059,892
 * Putnam Asset Allocation Fund Balanced Portfolio           41,371             501,837         460,457
                                                                           ----------------------------
   Total interests in registered investment companies                        66,395,960      74,972,175
Common Trust:                                                              ----------------------------
 * Putnam S & P 500 Index Fund                            1,242,776          17,534,400      28,049,444
                                                                           ----------------------------
Common Stock:
 * Frontier Corporation                                   2,355,452          54,716,096      56,678,052
                                                                           ----------------------------
Participant Loans:
 Participant loan accounts (rate 6.0% - 11.5%)
  (maturities range 1998 to 2022)                                             6,712,102       6,712,102
                                                                          -----------------------------
Insurance Company Pooled Separate Account:
 Stable Value Fund                                                           36,395,304      36,395,304
                                                                          -----------------------------
Total investments                                                          $181,753,862    $202,807,077
                                                                          =============================

*Denotes party-in-interest

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
Line 27d - Schedule of Reportable Transactions                                                            Schedule II
---------------------------------------------------------------------------------------------------------------------
                                                                                 Expense                 Current value
                                      Number                                    incurred                  of asset on     Net
Identity of           Description       of       Purchase   Selling    Lease      with         Cost of    transaction    gain
party involved         of asset   transactions    price      price     rental  transaction      asset          date     (loss)
Series of Transactions:

Putnam Voyager Fund*  Registered
                      Investments     351       $15,449,435    N/A       N/A       N/A       $15,449,435  $15,449,435

Putnam Voyager Fund*  Registered
                      Investments     531           N/A    $13,036,598   N/A       N/A        11,596,370   13,036,598  $1,440,228

Stable Value Fund     Insurance
                      Company
                      Pooled
                      Separate
                      Account         461        21,095,295    N/A       N/A       N/A        21,095,295   21,095,295

Stable Value Fund     Insurance
                      Company
                      Pooled
                      Separate
                      Account         519           N/A    25,709,768    N/A       N/A        25,709,768   25,709,768

Frontier Corporation* Common
                      Stock           316        28,732,884    N/A       N/A       N/A        28,732,884   28,732,884

Frontier Corporation* Common
                      Stock           511           N/A    22,090,379    N/A       N/A        22,850,705   22,090,379    (760,326)

Putnam Global
 Growth Fund*         Registered
                      Investments     323        10,410,438    N/A       N/A       N/A         10,410,438   10,410,438

Putnam Global
 Growth Fund*         Registered
                      Investments     471           N/A      6,625,443   N/A       N/A          6,094,459    6,625,443    530,984

Putnam S & P 500
 Index Fund*          Common Trust    359         9,679,603    N/A       N/A       N/A          9,679,603    9,679,603

Putnam S & P 500
 Index Fund*          Common Trust    447           N/A      6,745,305   N/A       N/A          5,616,405    6,745,305  1,128,900

Putnam Income Fund*   Registered
                      Investments     273         5,770,936    N/A       N/A       N/A          5,770,936    5,770,936

Putnam Income Fund*   Registered
                      Investments.    471           N/A      5,055,893   N/A       N/A          5,000,263    5,055,893     55,630


* Denotes party-in-interest

                          SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                FRONTIER CORPORATION
                                EMPLOYEES' RETIREMENT SAVINGS PLAN


Date June 25, 1998              By: /s/ Martin T. McCue
                                    -------------------------------
                                    Martin T. McCue
                                    Senior Vice President and
                                    General Counsel